RCF Releases Open Letter to the Board of IAMGOLD Corporation and Announces Intention to Nominate Experienced and Fully Independent Directors to Enhance the Current Board with Meaningful Mining Experience

RCF Has Attempted to Engage Constructively with IAMGOLD but Has Been Disappointed by IAMGOLD's Pattern of Bad Faith Interactions

RCF Believes Immediate Leadership Change Is Required to Address Massive Value Destruction and Chronic Underperformance Plaguing IAMGOLD

Toronto, Ontario – February 1, 2022 — Resource Capital Fund VII L.P. ("**RCF VII**"), a fund managed by RCF Management L.L.C. ("**RCFM**" and together with RCF VII, "**RCF**"), owning approximately 5.2% of the issued and outstanding common shares of IAMGOLD Corporation ("**IAMGOLD**") (TSX: IMG) (NYSE: IAG), today released an open letter to IAMGOLD's board of directors (the "**Board**") and announced that it will be nominating a slate of at least three highly qualified director candidates who will provide the deep mining, operational and governance experience the current Board desperately needs. RCF is pleased to announce that its slate of nominees will include Maryse Belanger, David S. Smith and Lawrence P. Haber. RCF reserves its right to nominate additional directors in accordance with applicable securities and corporate law.

"Our nominees are independent and accomplished world-class directors who bring vast mining experience and knowledge," said Martin Valdes, Partner, Head of Resource Capital Fund VII L.P. "They also share a common and very achievable goal: to create a much-needed culture of operational excellence, integrity and accountability at IAMGOLD, which is essential if IAMGOLD is to reach its full potential."

With the right leadership on the Board, which will include Maryse Belanger as our candidate for Chair, we believe IAMGOLD can be turned around. RCF's nominees, if elected, will help lead the selection of a new and transformational Chief Executive Officer with meaningful and real operational mining expertise and credibility. We urge the Board to refrain from taking any actions at this time under the guise of the strategic review or in furtherance of the appointment of a new Chair or new Chief Executive Officer and to heed the views of its shareholders before making any key decisions on the future leadership of IAMGOLD.

We have lost all faith in the current Board during the past two weeks of our engagement. Our attempts to reach a cooperative framework have been met with a pattern of disingenuous interactions. We no longer trust the current Board to make any material decisions on IAMGOLD's future leadership that reflect the best interests of its shareholders.

The full text of the letter to the IAMGOLD Board follows:

February 1, 2022

IAMGOLD Corporation

401 Bay Street, Suite 3200
PO Box 153
Toronto, Ontario
M5H 2Y4

Attention: Board of Directors of IAMGOLD Corporation:

As you know, Resource Capital Fund VII L.P. ("**RCF VII**"), a fund managed by RCF Management L.L.C. ("**RCFM**" and together with RCF VII, "**RCF**"), has made a considerable investment in IAMGOLD Corporation ("**IAMGOLD**" or the "**Company**") and currently holds approximately 5.2% of IAMGOLD's common shares. As you further know, we have conducted extensive due diligence on your assets with a wide range of technical experts, and some of the industry's best known turnaround professionals. We have also consulted with certain of your major shareholders holding nearly 40% of IAMGOLD's common shares (inclusive of RCF's shares).

Over three weeks ago, we approached the Board of Directors (the "**Board**") of IAMGOLD. We focused on modest board renewal, the appointment of a new Chair, a credible CEO search, and a plan for an operational turnaround to restore the company to cash generation, before asset sales are considered. We were provided with assurances that the Board was agreeable to our proposals and prepared to work with us expeditiously and in good faith to implement them in a non-disruptive manner. We no longer believe that to be the case. The Board has stalled, withdrawn, and ultimately reneged on commitments we view as fundamental to an effective turn-around.

Donald Charter, the former Chair of the Board, has resigned unilaterally while the Board has dragged its feet on the rest of our requests. It has become clear that his toxic web of influence, cavalier attitude towards good governance, and total disregard for shareholders and shareholder value remain pervasive amongst the old guard of entrenched Board members and executives.

Public campaigning is not RCF's normal mode of operation; we prefer to engage privately, but we have been left with no choice – the unwillingness or inability of the current Board to take the steps necessary to fix the culture and operational issues plaguing the Company has led us to conclude that more far-reaching changes are necessary.

The case for change at IAMGOLD is overwhelming and urgent; value destruction continues daily.

1. **IAMGOLD's assets and capital – human and financial – have been mismanaged for years.**
    IAMGOLD has been one of the worst performers in its industry, racking up losses in record gold markets and failing to attract, retain and manage talent. The Company has no discernible strategy nor appropriate managerial skillset; it owns a collection of disparate assets that suffer from mismanagement. The results have been devastating for IAMGOLD and its shareholders. The Company has generated:

    - **A negative TSR** of -18% in the past three years versus the comparable GDXJ TSR of >34%.
    - **Missed earnings** over 70% of the time in the last decade.
    - **Production declines of almost 30%** with attributable production falling by 27% in the past three years.
    - **Cost increases of >30%** with all-in sustaining costs per oz increasing by 31% in the past 3 years.
    - **Losses of nearly $700m** under the tenure of the former Chair during a period of very strong gold prices, while foreshadowing yet more write-downs and losses to come in 2022.
    - **G&A expenses significantly and systemically higher than peers** including uncontrolled and ineffective head office costs.
    - **Profligate and completely ineffective** exploration spending despite already owning a vast collection of development projects spread globally, and suffering a lack of drilling data at key operational mines.

    IAMGOLD is underperforming peers on most metrics, including EV/mining reserves, EV/reserves and resources, EV/production and TTM EV/EBITDA. As a result of these many failings and a loss of investor confidence in the Board and management, IAMGOLD's shares suffer a significant discount relative to peers on practically every measure.

2. **Without an operational turnaround, IAMGOLD will continue to underperform and will likely face a cash crunch that could force the distressed sale of underperforming assets.** Last week, S&P downgraded IAMGOLD and indicated that it expects IAMGOLD to exhaust its cash balance by year-end 2022 as its

operating cash flow deteriorates based on weaker operating expectations. Without intervention, the situation at IAMGOLD will further deteriorate. The recent announcement of a strategic review is an acute concern for us and other shareholders – who fear that the Board and management will crystalize years of value destruction by selling assets on the cheap due to their inability to fix the operating issues at the Company's Rosebel mine and related production ramp-up challenges at the Westwood mine.

3. **The situation is critical – the Company is in urgent need of an operational turnaround.** IAMGOLD's cash generation depends on just one asset in a politically volatile and physically dangerous jurisdiction, which was the subject of a coup d'état only last week, injecting further uncertainty into the Company's operations. Announcements of further over-runs at the Côté gold project appear to be imminent. IAMGOLD continues to spend wastefully on non-core exploration and bloated head office costs while not investing enough on drilling data at core operating mines.

4. **The Board has failed to execute its primary responsibilities for recruiting a capable and highly regarded CEO and succession planning.** The Board has shown a pattern of hiring from those they know rather than who the Company needs. The Board does not have the credibility to attract and retain an appropriate turnaround CEO, nor to manage a strategic review and any consequential asset sales. The most recent (interim) CEO appointment of Ms. Dimitrov is case in point and follows a predecessor that was another internal appointment who lasted less than two years with scant achievement.
   - Ms. Dimitrov has no previous C-suite or leadership experience at mid-to-large cap companies.
   - She has only been a CEO once before and held that role for less than 1 year; not long enough to have completed a business or accountability cycle. In that role, she was CEO of a micro-cap company in desperate need of a turnaround that Ms. Dimitrov failed to deliver.
   - She appears to have no previous operational mining or relevant turnaround experience, nor any material formal financial or operational training.
   - She serves as a director at two public companies in addition to her five roles at IAMGOLD – the Board has made Ms. Dimitrov President, Interim CEO, CFO, Executive Vice President, Strategy and Corporate Development. She is unquestionably overcommitted, distracted and cannot possibly dedicate the time needed, even as interim CEO, given IAMGOLD's current challenges.
   - She has multiple previous interlocking relationships with Mr. Charter and other directors, raising serious independence concerns and causing us to question the basis on which she was appointed interim CEO in light of her lack of experience and qualifications.
   - Most disturbingly for a company that is struggling, in the 3 companies with which she has been involved as a named executive officer she has overseen average TSR of -36%.

Superficial change at IAMGOLD is unacceptable. IAMGOLD needs meaningful, wholesale Board renewal to begin to realize fair value for IAMGOLD assets and shares

RCF is not prepared to accept superficial change and has been disappointed by interactions with the Board that appear to have been conducted with a view to entrenchment and support for Ms. Dimitrov as CEO.

RCF's view, which is consistent with what it has heard from other major shareholders, is that the case for change at IAMGOLD is urgent. It is time for a fresh start for IAMGOLD and its shareholders under truly independent, experienced, highly qualified and reinvigorated leadership. Our engagement with Board members to date indicates that they are not in touch with shareholder sentiment, do not recognize the extent of under-performance at IAMGOLD and are unwilling and unable to take the steps necessary to fix the operational and other issues facing the Company.

The current Board, lacks the requisite recent and relevant mining and operational skills and important public company governance experience to meaningfully guide any publicly listed company, let alone a very troubled company.

Shareholders must hold the Board accountable for its failures.

In addition to Don Charter (former Chair of the Board), Ronald Gagel (Chair of the Audit Committee), Richard Hall (Chair of the Reserves and Resources Committee), and Timothy Snider (Chair of the Côté Project Review Committee) must resign immediately and be replaced with Maryse Belanger, David Smith and Lawrence Haber. Each of Ms. Belanger, Mr. Smith and Mr. Haber are fully independent of RCF and has recent relevant experience, impeccable credentials, market credibility and experience in operations, turnaround situations, audit and governance. Ms. Belanger should be appointed immediately as Chair to lead the turnaround.

Our campaign to refresh the IAMGOLD Board is driven by this Board's abysmal performance; importantly, however, it is also a referendum on good corporate governance.

We urge the Board to consult with its major shareholders. Given our views and theirs, the urgency of the situation and the likely disruption, distraction and costs of fighting to entrench certain positions, we ask you to reconsider and do what is right for the Company and its shareholders. It is our hope the Board as a whole will facilitate an orderly, expeditious board renewal process, but given our considerable investment, we are committed to taking the necessary steps to effect meaningful change and value creation at IAMGOLD.

RCF remains willing to engage directly and constructively with the Board to ensure IAMGOLD delivers on the significant turnaround opportunity we see.

Sincerely,

Martin Valdes
Partner, Head of Resource Capital Fund VII L.P.

About RCF:

RCF is a group of private equity funds, established in 1998 with a mining sector specific investment mandate spanning all hard mineral commodities and geographic regions. We have supported more than 200 mining companies, with projects located in over 50 countries and across more than 30 commodities. RCF has a strong team of investment professionals, with wide ranging industry and technical expertise, and a demonstrated history of turnaround investments in mining globally. RCF's track record is based on its ability to pick technically and commercially compelling assets and support management to achieve desired outcomes. We aim to partner with companies to build strong, successful and sustainable businesses and in so doing earn superior returns for shareholders.

Advisors

Kingsdale Advisors is acting as strategic shareholder and communications advisor to RCF. Navigator is acting as communications advisor to RCF. Stikeman Elliott LLP LLP and Olshan Frome Wolosky LLP are acting as legal counsel to RCF.

For Further Information:

Kingsdale Advisors:
Grant Hughes, President, Canada
Direct: 416-867-2341
Email: ghughes@kingsdaleadvisors.com

Navigator

Amanda Robinson

Direct: 416-520-9490

Email: arobinson@navltd.com

Information Concerning the Nominees

RCF's nominees are Maryse Belanger, David Smith and Lawrence Haber. The table below sets out, in respect of each nominee, his or her name, province or state and country of residence, his or her principal occupation, business or employment within the five preceding years, and the number of shares beneficially owned, or controlled or directed, directly or indirectly, by him or her.

Name and Province or State, and Country of Residence[2]	Principal Occupation for the Five Preceding Years[2]	Number of Common Shares of the Company Beneficially Owned, or Controlled or Directed, Directly or Indirectly[2]
Maryse Belanger [1] West Vancouver, British Columbia, Canada	Corporate Director: Equinox Gold Corporation (2020 to present); Pure Gold Mining (2020 to present); Sherritt International (2018 to present); Plateau Energy Metals (2016-2021); Kirkland Lake Gold (2016-2017); Newmarket Gold (2016); True Gold Mining (2015-2016); and Executive Director and MD, Mirabela Nickel (2014-2016). Executive and Director: CEO and Director, Augusta Gold Corp. (2020-2021); President Americas, St. Barbara Limited (2019-2020); and President, COO and Director, Atlantic Gold (2016-2019).	Nil
David Stewart Smith[1] West Vancouver, British Columbia, Canada	Corporate Director: Hudbay Minerals Inc. (2019 to present), Pretium Resources Inc. (2017 to present), Nevsun Resources Ltd. (2017 to 2018), Paramount Gold Nevada Corp. (2015 to 2018), and Dominion Diamond Corporation (2016 to 2017).	Nil
Lawrence Paul Haber[1] Toronto, Ontario, Canada	Corporate Director: Eco Oro Minerals Corp (2017 to present); and Commissioner at the Ontario Securities Commission: (2018 to Present).	Nil

Notes:

(1) None of the nominees currently holds any position with the Company.

(2) The information concerning each of the nominees in this table has been furnished by the respective nominees.

Boards of Other Reporting Issuers on Which the Nominees Serve

Nominee	Boards of Other Reporting Issuers on Which the Nominee Serves
Maryse Belanger	Equinox Gold Corporation; Pure Gold Mining; and Sherritt International.
David Stewart Smith	Hudbay Minerals Inc.; and Pretium Resources Inc.
Lawrence Paul Haber	Eco Oro Minerals Corp.

Other Information Concerning the Director Nominees

Based on information provided by each respective nominee, each of the nominees is independent of the Company.

Other than as disclosed below, based on information provided by each respective nominee, none of the nominees: (a) is, at the date of this release, or has been within the previous 10 years, a director, chief executive officer or chief financial officer of any company that, while acting in that capacity (i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days (an "**order**"), or (ii) was subject to an order that was issued after such nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such nominee was acting in the capacity as director, chief executive officer or chief financial officer; (b) is, at the date of this release, or has been within the previous 10 years, a director or executive officer of any company that, while such nominee was acting in that capacity, or within a year of the nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) within the previous 10 years has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such nominee. Maryse Belanger was a director of Mirabela Nickel Limited ("**MBN**") on September 24, 2015 when the board of directors of MBN elected to place the company into voluntary administration under the relevant provisions of the Australian Corporations Act 2001.

Based on information provided by each respective nominee, none of the nominees has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a nominee.

Based on information provided by each respective nominee, none of the nominees or their respective associates or affiliates has: (a) any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries; or (b) any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the 2022 annual meeting of shareholders of IAMGOLD scheduled to be held on May 3, 2022 (the "**Meeting**"), other than the removal of certain incumbent directors and the election of directors to fill the vacancies created by such removals.

To the knowledge of RCF, neither RCF, nor any of its directors or officers, or any associates or affiliates of the foregoing, nor any of the RCF nominees or their respective associates or affiliates: (a) any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries; or (b) any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the removal of certain incumbent directors and the election of directors to fill the vacancies created by such removals.

Information in Support of Public Broadcast Solicitation

The following information is provided in accordance with applicable corporate and securities laws applicable to public broadcast solicitations. RCF is relying on the exemption under sections 9.2(4) and 9.2(6) of National Instrument 51-102 – *Continuous Disclosure Obligations* and section 150(1.2) of the *Canada Business Corporations Act* to make this public broadcast solicitation.

This news release and any solicitation made by RCF in advance of the Meeting is, or will be, as applicable, made by RCF and not by or on behalf of the management of IAMGOLD.

RCF intends to solicit proxies in accordance with all applicable securities and corporate law requirements and, in connection therewith, intends to provide a form of proxy that includes the names of the RCF nominees to shareholders of IAMGOLD. Proxies may be solicited by RCF pursuant to an information circular sent to shareholders after which solicitations may be made by or on behalf of RCF, by mail, telephone, fax, email or other electronic means as well as by newspaper or other media advertising, and in person by directors, officers and employees of RCF, who will not be specifically remunerated therefor. RCF may also solicit proxies in reliance upon the public broadcast exemption to the solicitation requirements under applicable corporate and securities laws, conveyed by way of public broadcast, including through press releases, speeches or publications, and by any other manner permitted under applicable Canadian laws. RCF may engage the services of one or more agents and authorize other persons to assist in soliciting proxies on behalf of RCF.

RCF has retained Kingsdale Advisors ("**Kingsdale**") as its strategic advisor and to assist RCF in the solicitation of proxies. RCF will pay Kingsdale fees currently estimated at up to $350,000. All costs incurred for any solicitation will be borne by RCF, provided that, subject to applicable law, RCF may seek reimbursement from IAMGOLD of RCF's out-of-pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection with a successful reconstitution of the Board.

Kingsdale's responsibilities will principally include advising RCF on governance best practices, where applicable, liaising with proxy advisory firms, developing and implementing shareholder communication and engagement strategies, and advising with respect to meeting and proxy protocol.

A registered shareholder of IAMGOLD that gives a proxy may revoke it: (a) by completing and signing a valid proxy bearing a later date than the proxy being revoked and returning the newly completed and signed proxy in accordance with the instructions contained in the form of proxy; (b) by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing, as the case may be: (i) at the registered office of IAMGOLD at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or (ii) with the chairman of the Meeting on the day of the Meeting; or (c) in any other manner permitted by law. A non-registered holder of common shares of IAMGOLD will be entitled to revoke a form of proxy or voting instruction form given to an intermediary at any time by written notice to the intermediary in accordance with the instructions given to the non-registered holder by its intermediary.

IAMGOLD's registered office address is 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, Canada, M5H 2Y4. A copy of this news release may be obtained on IAMGOLD's SEDAR profile at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking information within the meaning of applicable securities laws. In general, forward-looking information refers to disclosure about future conditions, courses of action, and events. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the use of any of the words "anticipates", "believes", "expects", "intends", "plans", "will", "would", and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations of RCF and currently available information. Forward-looking statements are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict, and are based upon assumptions as to future events that may not prove to be accurate. RCF undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable securities legislation.

Disclaimer

The information contained or referenced herein is for information purposes only in order to provide the views of RCF and the matters which RCF believes to be of concern to shareholders described herein. The information is not tailored to specific investment objections, the financial situations, suitability, or particular need of any specific person(s) who may receive the information, and should not be taken as advice in considering the merits of any investment decision. The views expressed herein represent the views and opinions of RCF, whose opinions may change at any time and which are based on analyses of RCF and its advisors.